Zynerba Pharmaceuticals, Inc.

80 W. Lancaster Avenue, Suite 300

Devon, PA 19333

June 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Michael Davis

Re:	Zynerba Pharmaceuticals, Inc.

Registration Statement on Form S-3
Filed May 16, 2022 (File No. 333-264966)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zynerba Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-264966) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, Eastern Time, on June 10, 2022, or as soon thereafter as is practicable.

Please contact Rachael M. Bushey of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

Very truly yours,

ZYNERBA PHARMACEUTICALS, INC.

By:	/s/ Albert P. Parker
	Name:	Albert P. Parker
	Title:	Chief Legal Officer